

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 6, 2007

Mr. James P. Ulm, II
Senior Vice President and Chief Financial Officer
Pogo Producing Company
5 Greenway Plaza
P.O. Box 2504
Houston, TX 77252-2504

      Re: **Pogo Producing Company**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 1, 2007
               File No. 001-07792

Dear Mr. Ulm:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       April Sifford
                       Branch Chief